Filed Pursuant to Rule 433
Registration No. 333-58604
August 29, 2006
PRICING TERM SHEET

Issuer:	Transocean Inc.

Ratings:	S&P: A- (Negative) Moody’s: Baa1 (Negative) Fitch: A- (Stable)

Issue:	Floating Rate Notes due 2008

Offering Size:	$1,000,000,000

Offering Format:	SEC Registered

Trade Date:	August 29, 2006

Settlement Date (T + 4):	September 5, 2006

Final Maturity:	September 5, 2008

Optional Redemption:	Callable at par after September 5, 2007, and anytime thereafter

Spread:	3ML + 20 bps

Day Count Basis:	Act/360

Coupon Payment Dates:	March 5, June 5, September 5, and December 5, commencing December 5, 2006

LIBOR Determination:	Second London Business Day immediately preceding the first day of the relevant interest period

CUSIP:	893830 AN9

Price to Public (Issue Price):	100.000%

Gross Proceeds:	$1,000,000,000

Gross Spread:	.25%

Net Proceeds:	$997,500,000

Minimum Denomination:	$1,000 and integral multiples $1,000

Sole-Bookrunning Manager:	Goldman, Sachs & Co.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.